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                              October 18, 2021

       Adrian McKenzie
       Chief Executive Officer
       DNA BRANDS INC
       275 E. Commercial Blvd., #208
       Lauderdale By The Sea , FL 33308

                                                        Re: DNA BRANDS INC
                                                            Post-Qualification
Amendment No. 1 to Form 1-A
                                                            Filed September 27,
2021
                                                            File No. 024-11471

       Dear Mr. McKenzie:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 1 to Form 1-A filed September 27, 2021

       Index to Financial Statements, page 59

   1. We note that you have provide interim financials as of and for the period ended June 30,
                                                        2021. However, you have
not provide financials for the corresponding period of the
                                                        preceding fiscal year,
which is required by Part F/S(b)(5)(i). In addition, we note that your statement of
operations only cover the period from April - June 2021. Please revise your financial
statements to provide a statement of operations for the period January through June 2021 and
corresponding periods for 2020.
       Part III - Exhibits
       Exhibit 12.1, page III-1

   2. Please have counsel revise his legal opinion to reflect that you are now offering
                                                        200,000,000 shares of
common stock.
 Adrian McKenzie
DNA BRANDS INC
October 18, 2021
Page 2

        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameAdrian McKenzie                            Sincerely,
Comapany NameDNA BRANDS INC
                                                             Division of
Corporation Finance
October 18, 2021 Page 2                                      Office of Trade &
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FirstName LastName